

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 4, 2024

Nicolaas Vlok
Chief Executive Officer
MeridianLink, Inc.
3560 Hyland Avenue, Suite 200
Costa Mesa, CA 92626

      Re: MeridianLink, Inc.
          Registration Statement on Form S-3
          Filed December 29, 2023
          File No. 333-276336

Dear Nicolaas Vlok:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Austin Pattan at 202-551-6756 with any questions.

                   Sincerely,

                   Division of Corporation Finance
                   Office of Technology

cc: Bradley C. Weber